UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

April 30, 2024

In accordance with the provisions of Article 28 of the Securities Market Law, Sole Ordered Text approved by Supreme Decree No. 093-2002-EF and the Regulation of Relevant and Reserved Information, approved by Resolution SMV No. 005-2014-SMV-01, we hereby informed that today we published the first quarter 2024 standalone Financial Statements of AENZA S.A.A. and they were published in Spanish on the Investor Relations website of the Company: https://investorrelations.aenza.com.pe/.

We intend to publish the Company’s first quarter 2024 consolidated Financial Statements of AENZA S.A.A. around May 15, 2024.

AENZA S.A.A.

INTERIM SEPARATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of S/ unless otherwise indicated)

		As of December 31,	As of March 31,
In thousands of soles	Note	2023	2024
Assets
Current assets
Cash and cash equivalents	7	164,224	127,076
Trade accounts receivable, net		942	1,791
Accounts receivable from related parties	8	141,145	154,347
Other accounts receivable, net	9	5,318	7,077
Prapaid expenses		5,530	6,977
Total current assets		317,159	297,268
Non-current assets
Trade accounts receivable, net		1,453	1,338
Accounts receivable from related parties	8	239,471	240,060
Other accounts receivable, net	9	69,389	69,537
Investments in associates	10	1,666,813	1,671,737
Investment property, net	11	38,630	38,139
Property, palnt and equipment, net		1,049	982
Right-of-use assets, net	11	26,060	24,605
Intangible assets, net		1,474	1,363
Deferred tax asset	16	56,807	57,186
Prapaid expenses		580	567
Total non-current assets		2,101,726	2,105,514

Total assets		2,418,885	2,402,782

Liabilities
Current liabilities
Borrowings	12	416,610	417,023
Trade accounts payable		12,901	11,084
Accounts payable to related parties	8	3,039	851
Other accounts payable	13	26,819	29,974
Other provisions	14	9,749	9,749
Total current liabilities		469,118	468,681
Non-current liabilities
Borrowings	12	25,307	23,461
Accounts payable to related parties	8	176,204	173,579
Other accounts payable	13	457,965	458,200
Other provisions	14	27,184	27,366
Total non-current liabilities		686,660	682,606
Total liabilities		1,155,778	1,151,287

Equity
Capital	15	1,371,965	1,371,965
Other reserves		(68,283)	(63,739)
Retained earnings		(40,575)	(56,731)
Total equity		1,263,107	1,251,495
Total liabilities and equity		2,418,885	2,402,782

The accompanying notes ar part of the separated financial statements

AENZA S.A.A.

INTERIM SEPARATED STATEMENT OF PROFIT AND LOSS
(all amounts in thousands of S/ unless otherwise indicated)

		For the three-month period
		ended March 31,
In thousands of soles	Note	2023	2024
Revenue from services provided		6,523	5,948
Cost of services provided		(5,538)	(4,836)
Gross profit		985	1,112
Administrative expenses	17	(6,082)	(4,503)
Other income and expenses	19	3,796	530
Operating loss		(1,301)	(2,861)
Financial expenses	18	(23,450)	(27,823)
Financial income	18	16,063	6,963
Interests for present value of financial asset or liability	18	244	(1,855)
Share of the profit or loss of associates and joint ventures under the equity method	10 A	(7,173)	9,285
Loss before income tax		(15,617)	(16,291)
Income tax expense		(3,370)	135
Loss for the period		(18,987)	(16,156)

Loss per share attributable to controlling interest in the Company during the period		(0.016)	(0.012)
Diluted loss per share attributable to controlling interest in the Company during the period		(0.016)	(0.012)

The accompanying notes ar part of the separated financial statements

AENZA S.A.A.

INTERIM SEPARATED STATEMENT OF OTHER COMPREHENSIVE INCOME
(all amounts in thousands of S/ unless otherwise indicated)

		For the three-month period
		ended March 31,
In thousands of soles	Note	2023	2024
Loss for the period		(18,987)	(16,156)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Exchange difference from net investment in a foreign operation, net of tax	10.A	(153)	25
Share of the profit or loss of associates and joint ventures accounted for using the equity method	10.A	662	4,519
		509	4,544
Total comprehensive income of the period		(18,478)	(11,612)

The accompanying notes ar part of the separated financial statements

AENZA S.A.A.

INTERIM SEPARATED STATEMENT OF CHANGES IN EQUITY

(all amounts in thousands of S/ unless otherwise indicated)

In thousands of soles	Note	Number of shares in thousands	Capital	Legal reserve	Voluntary reserve	Share premium	Other reserves	Retained earnings	Total
Balances as of January 1, 2023		1,196,980	1,196,980	132,011	29,974	1,142,092	(97,193)	(1,341,282)	1,062,582
Loss for the period		-	-	-	-	-	-	(18,987)	(18,987)
Exchange difference from net investment in a foreign operation		-	-	-	-	-	(153)	-	(153)
Share of the profit or loss of associates and joint ventures accounted for using the equity method	10 A	-	-	-	-	-	662	-	662
Comprehensive income of the period		-	-	-	-	-	509	(18,987)	(18,478)
Balances as of March 31, 2023		1,196,980	1,196,980	132,011	29,974	1,142,092	(96,684)	(1,360,269)	1,044,104
Balances as of January 1, 2024		1,371,965	1,371,965	-	-	-	(68,283)	(40,575)	1,263,107
Loss for the period		-	-	-	-	-	-	(16,156)	(16,156)
Exchange difference from net investment in a foreign operation		-	-	-	-	-	25	-	25
Share of the profit or loss of associates and joint ventures accounted for using the equity method	10 A	-	-	-	-	-	4,519	-	4,519
Comprehensive income of the period		-	-	-	-	-	4,544	(16,156)	(11,612)
Balances as of March 31, 2024		1,371,965	1,371,965	-	-	-	(63,739)	(56,731)	1,251,495

The accompanying notes ar part of the separated financial statements

USO INTERNO

AENZA S.A.A.

INTERIM SEPARATED STATEMENT OF CASH FLOWS

(all amounts in thousands of S/ unless otherwise indicated)

		For the three-month period
		ended March 31,
In thousands of soles	Note	2023	2024
Operating activities
Loss before income tax		(15,617)	(16,291)
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	11 C	2,535	2,509
Amortization of intangible assets		142	111
Right-of-use adjustments	19	(535)	(459)
Administrative penalties	19	-	207
Financial expense,net	18	7,387	20,860
Interests for present value of financial asset or liability	18	(244)	1,855
Exchange difference from operating activities		(669)	(637)
Share of the profit or loss of associates and joint ventures	10 A	7,173	(9,285)
Net variations in assets and liabilities:
Trade accounts receivable		(1,262)	(734)
Other accounts receivable		(34,115)	(1,761)
Other accounts receivable from related parties		(3,136)	(1,731)
Prepaid expenses and other assets		(116)	(1,434)
Trade accounts payable		(3,244)	(1,817)
Other accounts payable		22,125	(1,952)
Other accounts payable to related parties		4,016	(1,632)
Income tax paid	16	(1,367)	(173)
Interest paid		(13,372)	(17,562)
Net cash applied to operating activities		(30,299)	(29,926)
Investing activities
Dividends received	10.A.c	20,691	12,630
Acquisition of property, plant and equipment		(88)	-
Loans provided to subsidiaries	8.C	(55,568)	(19,851)
Collection of loans and interest from subsidiaries	8.C	56,304	761
Collection of interests on time deposits	18	2,821	2,061
Net cash provided (applied) to investing activities		24,160	(4,399)
Financing activities
Borrowings received
Payment of borrowings	12 e	(4,346)	(1,926)
Payment of right-of-use liability	12 e	(1,186)	(1,534)
Interest received from related entities		(47)	-
Net cash applied to financing activities		(5,579)	(3,460)
Net decrease in cash and equivalents		(11,718)	(37,785)
Exchange difference		669	637
Cash and cash equivalents at the beginning of the period		184,899	164,224
Cash and cash equivalents at the end of the period	7	173,850	127,076
Non-cash transactions:
Offsetting of dividends receivable	10.A.c	5,710	7,320
Offsetting of loans received from related parties	8.C	(564)	-

The accompanying notes ar part of the separated financial statements

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	April 30, 2024